December 19, 2014

Via EDGAR

Mr. Karl Hiller

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Callon Petroleum Company
Form 10-K for the Fiscal Year ended December 31, 2013
Filed March 13, 2014
File No. 001-14039

Dear Mr. Hiller:

Callon Petroleum Company (the “Company”) hereby submits the following responses to your letter dated December 8, 2014 (the “Comment Letter”) containing comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K for the year ended December 31, 2013.

In this letter, we have reproduced your comments in italics typeface, and have made our responses in normal typeface.  In addition, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Results of Operations, page 43

Revenues, page 44

1.

We note the table reconciling changes in oil, natural gas and total revenue for each period attributes the changes in revenues to changes in volume, changes in the underlying commodity prices and the impact of your hedge program. However, the

Mr. Karl Hiller

December 19, 2014

volumes and pricing disclosed on page 43 do not appear consistent with the quantitative disclosure in the aforementioned table. For example, on page 43 you indicate that the average realized natural gas prices increased 14.7% for the year ended December 31, 2013 while the table on page 44 does not reflect any variance due to pricing of natural gas sales for this period. Similarly, on page 43 you indicate that the average realized oil prices decreased for the year ended December 31, 2013, while the table on page 44 reflects a positive variance for oil prices for this period.

1Response:

We acknowledge the Staff’s comment with respect to the apparent inconsistency between the amounts included for price increases and decreases related to the year ended December 31, 2013 in the reconciliation of the change in oil and natural gas revenue on page 44 of our Form 10-K for the year ended December 31, 2013 (the “2013 Form 10-K”)  and the amounts included on page 43 related to changes in average realized sales prices for the same period.  While the net decrease in oil and natural gas revenue is presented correctly in the table on page 44, the individual effect of changes in volume and price are incorrect in such table.  The remainder of our discussion and analysis with respect to the change in oil and natural gas revenue included on pages 44 and 45 of Management’s Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of the 2013 Form 10-K is appropriate and was not impacted by the incorrect amounts included in the table discussed above.  Accordingly, we respectfully request to include the corrected table in Management’s Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of our Form 10-K for the year ended December 31, 2014.  The following is the table including the corrected amounts for the individual effect of changes in volume and price on oil and natural gas revenue for the year ended December 31, 2013:

	Oil	Natural Gas	Total

Revenues for the year ended December 31, 2012	$ 96,584	$ 14,149	$ 110,733

Volume decrease	(6,528)	(2,278)	(8,806)
Price increase (decrease)	(1,096)	1,738	642
Net decrease during the year	(7,624)	(540)	(8,164)

Revenues for the year ended December 31, 2013	$ 88,960	$ 13,609	$ 102,569

Mr. Karl Hiller

December 19, 2014

In connection with the Staff comments and our responses, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) the Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If this letter does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned at (601) 442-1601.

/s/ Joseph C. Gatto, Jr.

Joseph C. Gatto, Jr.
Senior Vice President, Chief Financial Officer and Treasurer

cc:	George G. Young III, Esq.
Haynes and Boone, LLP